 Exhibit 99.36

Pallinghurst Acquires Convertible Bond and Warrants of

Nouveau Monde Graphite Inc.

LONDON, ENGLAND (September 1, 2020) – This news release is issued by Pallinghurst Graphite Limited (“Pallinghurst”) pursuant to the early warning requirements of Canada’s National Instrument 62-104 and National Instrument 62-103 with respect to the common shares of Nouveau Monde Graphite Inc. (the “Issuer”).

Pallinghurst announces that on August 28, 2020 it was issued a secured convertible bond in a principal amount of C$15,000,000 by the Issuer (the “Convertible Bond”). The conversion price of the Convertible Bond is C$0.20 per common share meaning that if fully converted Pallinghurst would acquire 75,000,000 common shares of the Issuer. If the Convertible Bond was converted in full, Pallinghurst would then beneficially own 127,350,000 common shares of the Issuer representing 37.80% of the then outstanding common shares.

In addition, also on August 28, 2020, the Issuer issued common shares purchase warrants (the “Warrants”) to Pallinghurst to purchase up to 75,000,000 common shares at a price of C$0.22 per common share for a period of 36 months from the issuance date of the Warrants. If the Warrants are exercised in full and the Convertible Bond is converted in full, Pallinghurst would then beneficially own 202,350,000 common shares of the Issuer representing 49.12% of the then issued and outstanding common shares.

The Issuer and Pallinghurst have also entered into an Amended and Restated Investment Agreement dated August 28, 2020 (the “AR Investment Agreement”). Under the AR Investment Agreement, Pallinghurst has been granted anti-dilution rights in respect of subsequent equity offerings and subsequent issuances of securities by the Issuer in order to maintain, after such transactions, the same pro rata ownership interest (on a partially-diluted basis) that it had in the common shares before such transaction, which right will continue for one year following the issuance of the Convertible Bond. Pallinghurst has also agreed that it will not sell any common shares for one year following the closing of these transactions, but subject to customary exceptions.

In accordance with applicable securities laws and subject to the terms of the AR Investment Agreement, Pallinghurst may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of the Issuer in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of the Issuer and other relevant factors.

For further information and to obtain a copy of the early warning report filed under applicable Canadian provincial securities legislation in connection with these transactions, please go to the Issuer’s profile on the SEDAR website (www.sedar.com) or contact Christopher Shepherd at +44 207 518 3399. Pallinghurst has its registered office at 70 Pall Mall, St James’s London SW1Y 5ES United Kingdom.

Pallinghurst Graphite Ltd

70 Pall Mall, St James’s, London SW1Y 5ES, United Kingdom

Phone: +44 20 7518 3399 www.pallinghurst.com